

July 6, 2012

<u>Via E-mail</u>
C. Todd Asbury
Executive Vice President and Chief Financial Officer
New Peoples Bankshares, Inc.
67 Commerce Drive
Honaker, Virginia 24260

   Re: New Peoples Bankshares, Inc.
     Form 10-K for the Year Ended December 31, 2011
     Filed March 1, 2012
     File No. 000-33411

Dear Mr. Asbury:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/Mark S. Webb

         Mark S. Webb
         Legal Branch Chief